UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549



                           SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

             Industri-Matematik International Corp.

                        (Name of Issuer)

                           Common Stock

                  (Title of Class of Securities)

                           455792 10 1

                          (CUSIP Number)



*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 455792 10        13G         Page 1 of  1  Pages



1                    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Martin Leimdorfer


 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b)


 3       SEC USE ONLY


 4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Sweden


 NUMBER OF           5   SOLE VOTING POWER
 SHARES                         -0-**
 BENEFICIALLY        6   SHARED VOTING POWER
 OWNED BY                       -0-**
 EACH                7   SOLE DISPOSITIVE POWER
 REPORTING                      -0-**
 PERSON              8   SHARED DISPOSITIVE POWER
 WITH                           -0-**

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,067,017 Shares**

** On June 28, 1999, the Reporting Person exchanged 3,067,017 shares in a private transaction for a deferred variable annuity which, because of its deferred and variable nature, cannot be valued currently. The Reporting Person no longer has the power to vote or to control the disposition of the transferred securities, but because the value of his annuity depends on the value of the securities, he may be deemed to have indirect beneficial ownership of those securities for purposes of Section 16 of the Act.


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             9.5%

12  TYPE OF REPORTING PERSON*

                               IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)  Name of Issuer:  Industri-Matematik International Corp.

(b)  Address of Issuer's Principal Executive Offices:

          Industri-Matematik International Corp.
          901 Market Street
          Suite 475
          Wilmington, DE 19801
Item 2.

(a)  Name of Person Filing: Martin Leimdorfer

(b)  Address of Principal Business Offices, or if none,
Residence: Industri-Matematik AB
           Kungsgatan 12-14
           Box 7733
           103 95 Stockholm, Sweden

(c) Citizenship: Sweden

(d)  Type of Class of Securities: Common Stock

(e)  CUSIP Number: 455792 10 1

Item 3. If this Statement is Filed Pursuant to Rule 13(d)-1(b), or 13d-2(b), check whether the person filing is a:

     Not applicable.

Item 4.   Ownership

(a) Amount Beneficially Owned: 3,067,017 Shares (On June 28, 1999, the Reporting Person exchanged 3,067,017 shares in a private transaction for a deferred variable annuity which, because of its deferred and variable nature, cannot be valued currently. The Reporting Person no longer has the power to vote or to control the disposition of the transferred securities, but because the value of his annuity depends on the value of the securities, he may be deemed to have indirect beneficial ownership of those securities for purposes of Section 16 of the Act.)

(b)  Percent of Class: 9.5%

(c)  Number of Shares as to which such Person has:

     (i)  sole power to vote or to direct the vote:    -0-

     (ii) shared power to vote or to direct the vote:  -0-

     (iii) sole power to dispose or to direct the disposition of:
-0-

     (iv) shared power to dispose or to direct the disposition of: -0-


Item 5.   Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person

     Not applicable.

Item 7.   Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company

     Not applicable.

Item 8.   Identification and Classification of Members of the
Group

     Not applicable

Item 9.   Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     Not applicable.


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          July 7, 1999
                                                Date


                                        /s/ MARTIN LEIMDORFER
                                             Signature


                                          MARTIN LEIMDORFER
                                             Name/Title